

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Daliang Teng, Chief Executive Officer
China Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and
Technological Development Zone
Hangzhou, Zhejiang Province F4 311215
People's Republic of China

> **Re:** **China Packaging Group, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed May 24, 2010**
> **File No. 333-148232**

Dear Mr. Teng:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David Walz
Staff Accountant

cc: Louis A. Bevilacqua, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       Fax: 202-663-8007